Algonquin Power & Utilities Corp. Completes Formation of AAGES Joint Venture and
Purchase of 25% Interest in Atlantica Yield plc

•	International development joint venture combines core competencies of APUC and Abengoa and provides near-term development opportunities from Abengoa construction projects

•	Investment in Atlantica provides APUC with an interest in a diverse portfolio of long-term contracted clean energy and water infrastructure assets

•	Atlantica dividends accretive to APUC’s earnings and cash flow per share
OAKVILLE, Ontario - March 9, 2018 - Algonquin Power & Utilities Corp. (“APUC”) (TSX/NYSE: AQN) announced today that it has completed the previously announced formation of a joint venture (“AAGES”) with Seville, Spain-based Abengoa S.A. (MCE: ABG) (“Abengoa”) that will be focused on the development and construction of global clean energy and water infrastructure assets. The AAGES joint venture offers a balanced approach for APUC’s strategic entry into important global markets, capitalizing on Abengoa’s broad international presence and expertise.
APUC also announced today that it has completed the previously announced purchase of a 25% equity interest in Atlantica Yield plc (NASDAQ: AY) (“Atlantica”) from Abengoa for a total purchase price of approximately U.S. $608 million, based on a price of U.S. $24.25 per ordinary share of Atlantica, plus a contingent payment of up to U.S. $0.60 per share, payable two years after closing, subject to certain conditions. The 25% equity interest represents approximately 25 million shares and entitles a subsidiary of APUC to receive Atlantica’s dividend of U.S. $0.31 per share, to be paid on or about March 27, 2018.
Atlantica owns and operates a diverse, long-term contracted portfolio of 22 facilities representing 1.7 GW of clean power generating capacity, 1,770 kilometers of electric transmission lines, and two desalination plants in selected global markets including North America, South America and EMEA. Atlantica’s portfolio is complementary to APUC’s existing operations, and APUC’s commitment to Atlantica is expected to strengthen Atlantica’s prospects through the addition of new assets, thereby accelerating the growth of its cash available for distribution. The projects expected to be undertaken by AAGES under a new right of first offer agreement in favor of Atlantica represent an important source of future growth for Atlantica.
“The completion of these transactions is a significant milestone for the organization, establishing APUC as a key player in global clean energy and water infrastructure development,” said Ian Robertson, Chief Executive Officer of APUC. “We are pleased to be partners with Abengoa in AAGES, which provides APUC with a strong and risk-balanced entry into new international markets with a long-standing and experienced partner. As well, through Atlantica, APUC benefits from having an experienced international operator for new projects developed by AAGES as well as an interest in an attractively-priced portfolio of high quality, international operating assets that is accretive to APUC’s earnings and cash flow per share.”

Raymond James Ltd. acted as exclusive advisor to APUC in relation to the transaction.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with $10 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing more than 1,250 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Investor Inquiries
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-6770
ian.tharp@APUCorp.com
Forward-Looking Statements
Certain statements included in this news release contain information that is forward-looking within the meaning of certain applicable securities laws, including information and statements regarding expected benefits from the transactions. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors that could cause actual results to differ include those set out under the heading “Enterprise Risk Factors” in APUC's Annual Information Form filed with Canadian securities regulators and with the United States Securities and Exchange Commission as an exhibit to APUC’s annual report on Form 40-F. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.